UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Terran Orbital Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

88105P103

(CUSIP Number)

TASSOS RECACHINAS

SOPHIS INVESTMENTS LLC

250 Park Avenue, 7th Floor

New York, New York 10177

(212) 572-6360

ANDREW FREEDMAN, ESQ.
IAN ENGORON, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 4, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88105P103

1	NAME OF REPORTING PERSON

Sophis Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		16,581,365
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,581,365
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.5% (1)
14	TYPE OF REPORTING PERSON

OO

(1) Based on 194,461,361 Shares outstanding, which is the total number of Shares outstanding as of November 7, 2023 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2023.

2

CUSIP No. 88105P103

1	NAME OF REPORTING PERSON

Sophis GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		100
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1% (1)
14	TYPE OF REPORTING PERSON

OO

(1) Based on 194,461,361 Shares outstanding, which is the total number of Shares outstanding as of November 7, 2023 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2023.

3

CUSIP No. 88105P103

1	NAME OF REPORTING PERSON

Tassos Recachinas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		16,581,465
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

200
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,581,465
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.5% (1)
14	TYPE OF REPORTING PERSON

IN

(1) Based on 194,461,361 Shares outstanding, which is the total number of Shares outstanding as of November 7, 2023 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2023.

4

CUSIP No. 88105P103

1	NAME OF REPORTING PERSON

Roark’s Drift, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,600,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,600,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,600,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.3% (1)
14	TYPE OF REPORTING PERSON

OO

(1) Based on 194,461,361 Shares outstanding, which is the total number of Shares outstanding as of November 7, 2023 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2023.

5

CUSIP No. 88105P103

1	NAME OF REPORTING PERSON

Joseph Roos
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,600,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,600,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,600,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.3% (1)
14	TYPE OF REPORTING PERSON

IN

(1) Based on 194,461,361 Shares outstanding, which is the total number of Shares outstanding as of November 7, 2023 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2023.

6

CUSIP No. 88105P103

1	NAME OF REPORTING PERSON

Austin Williams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,730,704
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,730,704
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,730,704
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.9% (1)
14	TYPE OF REPORTING PERSON

IN

(1) Based on 194,461,361 Shares outstanding, which is the total number of Shares outstanding as of November 7, 2023 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2023.

7

CUSIP No. 88105P103

1	NAME OF REPORTING PERSON

Roland Coelho
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,731,987
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,731,987
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,731,987
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.9% (1)
14	TYPE OF REPORTING PERSON

IN

(1) Based on 194,461,361 Shares outstanding, which is the total number of Shares outstanding as of November 7, 2023 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2023.

8

CUSIP No. 88105P103

1	NAME OF REPORTING PERSON

Jordi Puig-Suari
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA and Spain
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,518,574
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,518,574
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,518,574
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.3% (1)
14	TYPE OF REPORTING PERSON

IN

(1) Based on 194,461,361 Shares outstanding, which is the total number of Shares outstanding as of November 7, 2023 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2023.

9

CUSIP No. 88105P103

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On February 4, 2024, the Reporting Persons entered into an agreement with the Issuer (the “Agreement”). Pursuant to the Agreement, the Nominating and Corporate Governance Committee (the “Committee”) of the Board shall use its reasonable best efforts to reasonably promptly identify a candidate (the “New Director”) for prompt appointment to the Board to the existing vacant seat in Class III of the Board (the “Class III Vacancy”). As part of the Committee’s search process, the Reporting Persons shall be entitled to consult with the Committee and recommend up to three candidates, with whom the Committee will conduct its interviews with and consider in good faith any recommendations made by the Reporting Persons. The appointment of the New Director is subject to the final approval of the Committee and the Board; provided, however, that such candidate is reasonably acceptable to the Reporting Persons. The Issuer further agreed that following the identification of the New Director, the Board and any applicable committees thereof shall take all necessary actions to appoint the New Director as a member of the Board to fill the Class III Vacancy.

Pursuant to the Agreement, the Reporting Persons are subject to certain customary standstill restrictions (including with respect to not (i) acquiring beneficial ownership of more than 14.0% of any securities of the Issuer entitled to vote (the “Voting Securities”) outstanding, (ii) nominating persons for election to the Board, (iii) submitting any proposal for consideration at any stockholder meeting, (iv) soliciting any proxy, consent or other authority to vote from stockholders, and (v) taking any other action in support of changes to the Issuer’s management or corporate governance structure and other matters, including the separation of the Chair and CEO roles) from the date of the Agreement (the “Effective Date”) until the earlier of (a) 12 months from the Effective Date and (b) 10 calendar days prior to the notice deadline under the Issuer’s By-laws for the nomination of director candidates for election to the Board at the Issuer’s 2025 Annual Meeting of Stockholders (such period, the “Cooperation Period”). Further, the Issuer and the Reporting Persons have each agreed to a general mutual release of claims of the other party with respect to claims arising on or prior to and including the Effective Date, and the Issuer agreed to dismiss the pending litigation against certain of the Reporting Persons. During the Cooperation Period, the Issuer and the Reporting Persons have also agreed not to disparage the other party.

During the Cooperation Period, the Reporting Persons also agreed to vote all of their Voting Securities (a) in favor of the nominees for director recommended by the Board and (b) in accordance with the Board’s recommendation with respect to any other matter presented to stockholders; provided, however, that the Reporting Persons shall be permitted to vote in their sole discretion on any proposal of the Issuer in respect of any Extraordinary Transaction (as defined the Cooperation Agreement) and in accordance with Institutional Shareholder Services, Inc. (“ISS”) and Glass, Lewis & Co. LLC (“Glass Lewis”) if both ISS and Glass Lewis publish a voting recommendation that differs from the Board’s recommendation with respect to any proposal (other than proposals related to director elections, removals or replacements, the authorization of shares, or the issuance of equity in connection with employee compensation) submitted to stockholders during the Cooperation Period.

The foregoing description of the Agreement is qualified in its entirety by reference to the full text of the Agreement, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

10

CUSIP No. 88105P103

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On February 4, 2024, the Reporting Persons and the Issuer entered into the Agreement as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	The Agreement, by and among the Issuer and the Reporting Persons, dated February 4, 2024.

11

CUSIP No. 88105P103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2024

SOPHIS INVESTMENTS LLC

By:	/s/ Tassos D. Recachinas
	Name:	Tassos D. Recachinas
	Title:	Managing Member

SOPHIS GP LLC

By:	/s/ Tassos D. Recachinas
	Name:	Tassos D. Recachinas
	Title:	Managing Member

/s/ Tassos D. Recachinas
Tassos D. Recachinas

ROARK’S DRIFT, LLC

By:	/s/ Joseph M. Roos
	Name:	Joseph M. Roos
	Title:	Managing Member

/s/ Joseph M. Roos
Joseph M. Roos

/s/ Austin Williams
Austin Williams

/s/ Roland T. Coelho
Roland T. Coelho

/s/ Jordi Puig-Suari
Jordi Puig-Suari

12